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                           July 9, 2020

       Cindy Xiaofan Wang
       Chief Financial Officer and Executive Vice President
       Trip.com Group Ltd
       968 Jin Zhong Road
       Shanghai 200335
       People   s Republic of China

                                                        Re: Trip.com Group Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed April 9, 2020
                                                            File No. 001-33853
                                                            Response Dated June
29, 2020

       Dear Ms. Wang:

               We have reviewed your June 29, 2020 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 16, 2020 letter.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Operating and Financial Review and Prospects
       Results of Operations
       2019 Compared to 2018, page 58

   1.                                                   Refer to prior comment
1. We note your response that the factors referenced in the
                                                        2019 20-F when
discussing the trends, including the accommodation reservation revenue increase and the
transportation ticketing revenue increase, were part of the Company   s
                                                        efforts to address
prior comments on the 2018 Form 20-F. However, you have not provide and analysis of those
factors nor have you quantify those factors as required by Section
                                                        III.B.4 of SEC Release
No. 33-8350. Please revise your discussion accordingly.
 Cindy Xiaofan Wang
Trip.com Group Ltd
July 9, 2020
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have any questions.



FirstName LastNameCindy Xiaofan Wang                    Sincerely,
Comapany NameTrip.com Group Ltd
                                                        Division of Corporation
Finance
July 9, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName